

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2007

Mr. Marco Mangiagalli
Chief Financial Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome, Italy

> **Re:** **Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 20, 2007**
> **Response Letter Dated October 22, 2007**
> **File No. 001-14090**

Dear Mr. Mangiagalli:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note that you proposed various disclosure revisions in your October 22, 2007 response letter; and understand that you would prefer to limit compliance with our prior comments to future filings. Unfortunately, given the nature and extent of the revisions discussed, as well as the additional issues identified in this letter, an amendment appears to be necessary. This should reflect all proposed changes. We suggest that you contact us by telephone to make the necessary arrangements.

Operating and Financial Review and Prospects, page 76

2.   We note your response to prior comment 1, indicating that you will disclose
        information about expenditures capitalized for the Kashagan oilfield project. We
        understand that as of December 31, 2006 these costs totaled $1.9 billion, and that
        you have funded the project according to your 18.52% participating interest.
        Please disclose these details, as well as those concerning the mechanisms by
        which you may recover your costs under the production sharing agreement
        governing this particular investment, including any cost overruns you may incur,
        as discussed in the last two paragraphs of your reply.

Engineering Comments

3.   We have reviewed your response to prior comment 10. However, we continue to
        believe that the Kashagan field is of major significance to you for the following
        reasons:

        •   Disclosure on your website that it is the most important discovery in the world
            in the past thirty years;
        •   Eni is the single operator of the field with a working interest of 18.52%;
        •   It requires capital investment of $19 billion (100%) of which $3.5 billion is
            net to Eni for just the first phase of the development to reach a production rate
            of 300,000 barrels per day;
        •   The full-field development will require many times the initial investment of
            $19 billion to reach a peak rate of production of 1.5 million barrels of oil per
            day;
        •   A Wall Street Journal Europe article of February 23, 2007 which stated that
            you said it was Eni's most important exploration project with proven reserves
            of more than 13 billion barrels;
        •   The fact that this one field alone represents almost 10% of all the net reserves
            of Eni who in 2007 had net proved reserves of 6.3 billion barrels of oil
            equivalent.

        Please revise your filing to include all the information required by Item 4D of
        Form 20-F for this field of major significance to you and for the others fields you
        cite in your response that appear to be at least principle fields. Please see
        Instruction to Item 4D for reference.

4.   We have reviewed your response to prior comment 11. We believe the value of
        the gas reserves should be based on the arms-length price that you negotiate and
        receive from the LNG plant owners based on the local supply and demand for that
        gas. Please supplementally tell us the gas price you receive from the LNG plant
        owners and how it is derived.

5.   We have reviewed your response to prior comment 14. Rule 4-10(a) of Regulation S-X does not directly address political risk but it does require that you are reasonably certain the reserves will be produced. Tell us what considerations you have given to the recent rulings of the Kazakhstan government and their impact upon it being "reasonably certain" you will be able to recover the reserves you have attributed to the Kashagan field.

6.   We have reviewed your response to prior comment 15. It appears to us that the fact that you will require a material amount of development expenditures in addition to the $19 billion required to achieve 300,000 barrels a day to achieve a full-field rate of 1,500,000 barrels per day represents a known trend and uncertainty you should address under Item 5.D. of the Form 20-F even if you do not disclose the current negotiations with the Kazakh Authorities.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director